U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                                  Amendment #1

                   General Form For Registration of Securities
                         Of Small Business Issuers under
           Section 12(b) or (g) of The Securities Exchange Act of 1934

                                 LCS, Golf, Inc.
                 (Name of Small Business Issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   11-3200338
                      (I.R.S. Employer Identification No.)

       809 North Dixie Highway, Suite 200, West Palm Beach, Florida 33401
               (Address of principal executive offices) (Zip Code)

                                 (561) 835-8484
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      None

           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, par value $.001

                                TABLE OF CONTENTS
                                     Part I
Item 1. Description of Business................................................3

Item 2. Management's Discussion and Analysis
               or Plan of Operation...........................................12

Item 3. Description of Property...............................................15

Item 4. Security Ownership of Certain Beneficial
               Owners and Management..........................................16

Item 5..Directors, Executive Officers, Promoters
               and Control Persons............................................17

Item 6. Executive Compensation................................................19

Item 7. Certain Relationships and Related Transactions........................21

Item 8. Description of Securities.............................................21

                                     Part II
Item 1. Market Price of and Dividends on the Registrant's
               Common Equity and Other Shareholder Matters....................22

Item 2. Legal Proceedings.....................................................23

Item 3. Changes in and Disagreements with Accountants.........................23

Item 4. Recent Sales of Unregistered Securities...............................23

Item 5. Indemnification of Directors and Officers.............................29

                                    Part F/S
Financial Statements..........................................................30

                                    Part III
Item 1. Index to Exhibits.......................................................

Item 2. Description of Exhibits.................................................

Signatures......................................................................

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

To simplify the language in this registration statement, references to "We," "Us" or "LCS Golf" refer to LCS Golf, Inc. and its subsidiaries.

Business Development.

We were incorporated in the State of Delaware on October 8, 1997 as Linkun Enterprise, Inc. to design and distribute golf clubs and golf related products. On October 27, 1997, we changed our name to LCS Golf, Inc.

On October 28, 1999, we entered into an Agreement and Plan of Merger with LCS Golf, Inc. New York, which was incorporated in the State of New York on March 8, 1994. We exchanged 980,904 shares of our common stock for $50,000 cash and 980,904 shares of LCS Golf, Inc. New York, which were all of the issued and outstanding shares of LCS Golf, Inc. New York. We were the surviving entity.

We entered into this transaction to obtain the name LCS Golf, Inc. Prior to this transaction, our officers and directors had no affiliation with LCS Golf, Inc. New York.

On May 1, 1998, we acquired Golf Universe, Inc., which became our wholly owned subsidiary. Golf Universe, Inc. was incorporated in the state of Florida on October 23, 1996. We acquired all of the outstanding stock in Golf Universe in exchange for the following consideration:

      o 400,000 shares of our common stock issued to Golf Universe's shareholders,
      o A promissory note for $100,000, which we paid prior to February 28, 1999, and
      o     Expenses of $16,750 associated with the transaction

We entered into this transaction to acquire Gold Universe's plans for development of a golf related website. Prior to this transaction, our officers or directors had no affiliation with Golf Universe.

On November 17, 1998, we entered into a stock purchase agreement with Milton Besen who controlled all of the issued and outstanding common stock of Mr. "B" III, Inc. B III was incorporated in the state of Florida on September 3, 1996. In this transaction, we exchanged 150,000 shares of our common stock and $250,000 for all of the issued and outstanding shares of B III. B III became our wholly owned subsidiary. We entered into this transaction to acquire B III's manufacturing operations. Prior to this transaction, our officers and directors had no affiliation with B III.

On January 26, 1999, we entered into a common stock purchase agreement with Alex Bruni, the holder of 100% of the issued and outstanding shares of Play Golf Now, Inc. Play Golf was incorporated on November 27, 1998 in the state of New York. We acquired all of the issued and outstanding shares of Play Golf in exchange for:

      o     200,000 shares of our common stock issued to Mr. Bruni,
      o     250,000 shares of our common stock issued to consultants, and
      o an unconditional option issued to Mr. Bruni to purchase an additional 200,000 shares of our common stock at a purchase price of $0.50 per share that may be exercised in whole or in part on or before January 25, 2001.

Play Golf Now then became our wholly owned subsidiary. We entered into this transaction to acquire Play Golf's golf membership discount program, consisting of a network of golf courses, driving ranges, and pro shops offering discounted rates to Play Golf's members. Prior to this transaction, our officers and directors had no affiliation with Play Golf.

On February 15, 1999, we entered into a common stock purchase agreement with Leigh Ann Colguhoun, the holder of 100% of the issued and outstanding shares of Golfpromo, Inc. Golfpromo was incorporated in the state of Florida on February 10, 1999. We acquired all of the issued and outstanding shares of Golfpromo in exchange for 350,000 shares of our common stock. Golfpromo then became our wholly owned subsidiary. We entered into this transaction to acquire Golfpromo's mailing database list of golfers. Prior to this transaction, our officers and directors had no affiliation with Golfpromo.

On August 27, 1999, we incorporated I Fusion Corp. as our wholly owned subsidiary, to provide both Internet and traditional marketing services.

Business of Issuer.

We sell products and offer information over the Internet through our five wholly owned subsidiaries:

      o     Golf Universe
      o     B III
      o     Play Golf
      o     Golf Promo
      o     I Fusion
Internet Operations.
Golf Universe.com

o Golfuniverse.com has been operational since March of 1999 and currently averages approximately 150,000 hits per day. Golfuniverse.com delivers information and details on over 24,000 golf courses located world wide and over 10,000 golf related businesses as well as other golf related data and information.

o Golfuniverse.com offers an online pro shop, where golf-related products and services are sold through third party vendors. The website offers products and services from major golf equipment manufacturers, apparel designers, and other golf related manufacturers.

      We obtain commissions when site visitors purchase products, reserve tee times, and make travel plans online. Our commissions on these transactions range from 12% to 20% depending on the vendor, type and amount of reservation or sale.

o The Golf Universe site offers a Golf Universe Preferred Members Club that provides members discounts on golf services and products. Through alliances with Choice Hotels International, Avis(R), Alamo(R), Budget(R), National(R) and Nike Golf Schools, the Club offers members discounts at over 2000 golf courses, resorts, practice facilities, as well as on equipment and apparel through the Online Pro Shop. We plan to develop benefits for Club members such as a monthly online newsletter, a bi-monthly magazine, a Recreation Directory, savings on condo rentals, short notice airfare savings, vacation package savings, discounts on cruises, motor home savings and skiing discounts.

iFusionco.com

iFusionco.com is a full-service Internet marketing company that plans to provide the following services:
o       creative and concept development;
o       national marketing program implementation and management;
o       corporate and package development; and
o       sweepstaking and couponing.

iFusion generates revenues from monthly retainers, subcontract work, and per project work.

Targetmails.com is a website operated by iFusion, which utilizes our databases. Our database of golfers includes:
o       in excess of 4.2 million email addresses:
o       2 million physical mail addresses,
o       24,000 golf course names and addresses; and
o       over 15,000 golf retailers and pro shops.

Additionally, we have databases of individuals associated with the travel, healthcare, and investment industries.

With our diverse databases we are able to:

o direct market specific Golf Universe and Preferred Members Club products and services;
o rent the database to advertisers, researchers, and golf industry consumers; and
o increase traffic to the Golfuniverse.com and WallStreetGolf.com web sites through the targetmail.com website.

Golfpromo.net and playgolfnow.com are used principally as links to our other web-sites.

B III

We formerly designed and manufactured consumer products through B III, but we ceased our manufacturing operations in November of 1999. We plan to continue to sell B III therapeutic magnet products and specialty pillows on our websites. The manufacturing of our products is done by Allied Packaging and Manufacturing. Allied will be using B III's manufacturing equipment to produce these product lines. We are in the process of negotiating a formal agreement for the manufacturing of these products. Until a manufacturing agreement is executed, we compensate Allied on a per project basis.

Namath Agreement.

In December 1998, we entered into a ten-year agreement with Mr. Joe Namath providing that for six days a year Mr. Namath will produce infomercials containing his endorsement of B III's therapeutic magnet products. This agreement expires on December 1, 2008. Mr. Namath was paid consideration of 600,000 shares of our common stock and $25,000 upon the signing of the agreement. Additionally, Mr. Namath is to receive royalties of 5% of the gross sales price of all endorsed products sold. To date, Mr. Namath has received no royalty payments. We also paid 600,000 shares of our common stock to Mr. Namath's licenser, Planned Licensing, Inc., as consideration for the use of Mr. Namath's services.

Suppliers and Consumer Base.

We are not dependent upon suppliers of raw materials or upon any single customer. We do not sell any of our own products on our Golf Universe website and we maintain no inventory. We provide links to the websites of vendors who sell their own products on their websites. All shipping and credit card transactions are processed by the vendors whose products are displayed.

Competition for our Internet Operations.

We compete with consumer products and specialty retail businesses with physical locations as well as with other websites selling products similar to ours. Our leading competitors include retail stores such as Target stores, Wal-Mart Stores, Inc., and other physical store locations that sell golf related products. We attempt to compete on the basis of content, quality, uniqueness, pricing, assortment of our merchandise, brand name, service to customers, and proprietary customer lists.

Government Approval and Compliance with Governmental Regulation.

We will not collect sales or other similar taxes from goods sold on our website except where required by law. Some states or the federal government may seek to impose sales tax collection obligations on out-of state companies that engage in or facilitate online commerce. Proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities.

Due to the increasing popularity and use of the Internet, a number of laws and regulations may be adopted, covering privacy, pricing, and quality of products and services regarding the Internet. The growth of Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on our business. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet products or increase our cost of doing business, results of operations and financial condition.

We sell our products and services to numerous consumers residing in such states and jurisdictions that may claim that we are required to qualify to do business as a foreign corporation in each such state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Quintel Agreements.

On February 16, 2000, we entered into a series of related agreements with Quintel Communications, Inc., including a loan agreement to borrow $500,000 from Quintel in the form of a convertible promissory note. The promissory note is secured by our database of information. The note bears interest at a variable rate not to exceed 14%. The note is due on demand any time after August 16, 2000. The note may be prepaid without penalty, provided that we give 15 days notice of our intention to prepay, during which Quintel may convert the remaining principal into shares of our common stock. If the note is converted into shares, such shares have registration rights as set forth in a registration rights agreement executed contemporaneously with the loan agreement. Further, any additional shares issued upon conversion of the debt are protected by anti-dilution provisions, subject to our repurchase right that may be used once in twelve months from the date of the agreement.

On the same date, we entered into a marketing agreement and licensing agreement with Quintel. As consideration for Quintel providing marketing services for a period of two years, we issued 200,000 options to purchase our common stock to Quintel. 100,000 of the options are exercisable for a period of two years from issuance at $1.00 per share and 100,000 of the options are exercisable for a period of two years from issuance at $2.00 per share. The shares underlying these options have registration rights as described in the registration rights agreement above.

Under the licensing agreement, Quintel will acquire a license to our database of information in exchange for payment of $5,000 per month, if we default on the terms of our loan from Quintel. Quintel may credit this monthly amount towards any amounts in arrears under the terms of the loan agreement. The licensing agreement is for a term of ten years with an option to renew for an additional five years.

Intellectual Property.

Through our acquisition of B III, we own patent serial number 29/073.138 to a product sold under the label "Adorables," that is an animal pillow with a pouch. We have not sought trademark registration of the "Adorables" name with the U.S. Patent & Trademark Office. Golf Universe has registered the following domain names:

o       golfuniverse.com                           o  skiuniverse.com
o       golfpromo.net                              o  universe-online.com

o       ifusionco.com                              o  ifusionco.net
o       playgolfnow.com                            o  junior-golf.com
o       targetmail.com                             o  mygolfuniverse.com
o       wallstreetgolf.com                         o  freeis4me.com
o       lcsgolf.com                                o  golfuniverse-online.com

Research and Development.

We have conducted no research and development in the past two (2) fiscal years.

Status of Publicly Announced New Products or Services.

We have no publicly announced new products or services.

Employees.

LCS Golf and its subsidiaries have 15 full-time employees, and a total of 15 employees.

Risk Factors.

Our Financial Condition is Poor and We May Be Unable to Continue as a Going Concern.

Our operations have been dependent upon short-term borrowing and other funding resources. From March 1, 1999 through November 30, 1999, our president has made additional net advances of approximately $261,000. Our independent auditors report on our consolidated financial statements for the year ended February 28, 1999, raises substantial doubt as to our ability to continue as a going concern. Our financial statements show a deficit of $6,170,817. We expect to continue to incur net losses for the foreseeable future and negative cash flow from operations through at least the year 2000. We expect to significantly increase our operating expenses as a result of expanding our sales and marketing, product development and administrative operations and developing new strategic relationships to promote our future growth. As a result, we will need to generate increased sales to meet these expenses and to achieve profitability. Therefore, an investment should not be made in our securities unless an investor is prepared to lose his or her entire investment.

We Recently Redirected Our Strategic Focus; Therefore Our Recent Operating Results Are Not Comparable to Our Results for Prior Periods.

We were founded in 1997 to design and distribute golf clubs and related products. In early 1999, we began to provide permission email and Internet services. For the nine months ended November 30, 1999, permission email marketing services represented 40% of our revenue, compared to 0% in the nine months ended November 30, 1998. Accordingly, our operating results since the year ended February 28, 1999 are not comparable to our results for prior periods. We cannot be certain that our business strategy will be successful, or that we will adequately address these risks.

We Have Only Been In Existence For a Short Time Period; Therefore, You May Not Be Able to Assess Our Business for Investment Purposes.

Because our business has been in existence only since October 1997, you may not be able to assess our future performance.

We May Not Be Able to Obtain Funds From Other Funding Sources to Stay In
Business.

If our revenues are not sufficient to continue our business, we may have to seek other funding. If we are unable to obtain any such funding, our ability to continue in business will be negatively impacted.

Our Management May Not Have the Requisite Experience or be Able to Devote the Time Necessary to Develop Our Business.

Our management has little experience in managing Internet based companies. Such inexperience could hinder our ability to fully develop our business. Although our Chief Executive Officer works full-time for us, his employment agreement with LCS Golf requires him to devote a minimum of only twenty hours per week to our operations. The inability of our CEO to devote his full attention to our business, could effect our growth and sales.

The Golf Industry is Highly Seasonal and Subject to Fluctuations.

The majority of golf sales occur during warmer weather. Therefore, our revenues may be higher during the golf season. If we are unable to effectively develop marketing strategies that off set decreased sales during these months, we may not generate sufficient sales during certain financial quarters to be profitable. In addition, due to such seasonal fluctuations, our quarterly results may not be indicative of our future earnings.

Our Success is Dependent Upon Broad Market Acceptance of Permission Email Marketing Services.

We do not know if our products and services will be successful. The market for permission email marketing services is in its infancy, and we are not certain whether our target customers will widely adopt and deploy this technology. Even if they do so, they may not choose our products for technical, cost, support or other reasons. Adoption of permission email marketing services, particularly by those entities that have historically relied upon traditional means of direct marketing, such as telemarketing and direct mail, requires the broad acceptance of a new and substantially different approach to direct marketing.

If We Fail to Develop and Maintain Our Sales, Marketing, and Support Organization and Relationships With Our Network Partners and Third Party List Managers, Our Growth Will Be Limited.

We must continue to maintain and expand our relationships with network partners who provide us with access to permission email lists. We began to enter into agreements with our network partners in the first quarter of 1999. These contracts are generally short-term, ranging from a one-time project to an initial term of six months. In accordance with these contracts, we provide our network partners with tracking services and generate revenues by reselling the permission email lists to direct marketers. Our network partners receive a percentage of our revenues from such resale. We cannot assure that the growth of our business as a result of our entering into these agreements will be sufficient to meet our expectations for sales growth and profitability.

We also have our proprietary lists, which include the majority of the email addresses used in our operations. We complement our lists through reseller arrangements with network partners, under which we pay a fixed fee for nonexclusive use of their list for a specific campaign. These network partners are not contractually obligated to provide us with access to their lists. If we fail to maintain or grow our relationships with our network partners, our business could be negatively impacted.

The Loss of Any of Our Executive Officers or Key Personnel Would Likely Have an Adverse Effect on Our Business.

We need to hire a significant number of additional sales, support, marketing and product development personnel to expand our business. If we fail to attract qualified personnel or retain current employees, our sales may not increase and could decline. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. We do not have "key person" life insurance policies covering any of our employees.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and other similar language. Our actual results could differ materially from those discussed herein. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. Factors that could cause or contribute to such differences include, but are not limited to, the risks discussed in "Certain Factors That May Affect Future Results of Operations."

Overview

LCS Golf Inc. is a holding company that provides:

      o permission email direct marketing services through Golfpromo.net and Targetmails.com;
      o     Internet and direct marketing services through ifusionco.com.
      o     Golf ecommerce, news and information through GolfUniverse.com ; and
      o     discounts on golf services through Playgolfnow.com.

We began to refocus our business on permission email direct marketing, newsletter marketing and Internet & direct marketing in early 1999. To implement our permission based email business strategy, we acquired Golf Promo and created TargetMails.com and ifusionco.com. As a result of our new focus, we have built a network and developed reseller relationships, which collectively provide us with access to over 3 million approved golfers. Our current strategy is to focus our resources on our permission email business by continuing to build our network of subscribers and customer base.

We derive sales by charging fees for sending permission email messages to our golf database. Sales are recognized when emails are sent to subscribers. Our customers are primarily e-commerce companies, interactive advertising agencies and golf related companies.

We deliver email messages to members of our golf related segment that consists of our own permission email list and lists from network partners. We pay our network partners either a percentage of sales derived from the delivery of email messages to members on the lists they provide or a fixed fee. Substantially all of our customers purchase our permission email services under agreements that are short-term or less than one year. We expect to continue to derive a substantial majority of our sales from short-term contracts and one-time users.

We expect to increase spending on sales and marketing as we expand our sales force, increase our subscriber base and promote awareness of our business. We also expect substantially higher general and administrative expenses as we expand our infrastructure to support our expected growth and as we continue to develop new product lines and make enhancements to our existing products. As a result of these increases, we expect to incur significant losses for the foreseeable future.

Our manufacturing operations of B III have been outsourced to Allied Packaging and Manufacturing, Inc., who utilize our machinery and equipment, to produce our line of B III products.

In view of the rapidly evolving nature of our business, our limited operating history, and our recent focus on permission email and Internet marketing services, we believe that period-to-period comparisons of our sales and operating results, including our gross profit or losses and operating expenses as a percentage of total sales, are not meaningful and should not be relied upon as an indication of future performance. We do not believe that our historical growth rates are indicative of future results.

Results of Operations

Nine Months Ended November 30, 1999

Sales. Our sales consisted of fees from providing Internet marketing services that include:

      o     delivery of permission email
      o     direct marketing messages to members in our network
      o     newsletter-marketing
      o     e-commerce
      o     banner advertising
      o     sales of our products

Total sales were approximately $1,665,000 for the nine months ended November 30, 1999, compared with approximately $108,000 for the year ending February 28, 1999. Our sales for the nine months ended November 30, 1999, consisted of approximately $1,003,000 from our manufacturing and $662,000 from the golf related segments.

Cost of Sales. Cost of sales was approximately $1,063,000 for the nine months ended November 30, 1999, consisting of about $985,000 of manufacturing costs and $78,000 of online and reproduction services and labor.

Selling, General, and Administrative Expenses. Total selling, general, and administrative expenses for the 9 months ended November 30, 1999, were approximately $3,701,000.

General and administrative expenses were approximately $3,187,000 for the 9 months ended November 1999, primarily comprised of the following expense areas:

      o     personnel
      o     finance
      o     accounting
      o     legal
      o shares issued for financial consulting services and settlement of claims

Sales and marketing expenses were approximately $514,000 for the nine months ended November 30, 1999, primarily comprised of the following expense areas:

      o     direct sales force
      o     marketing staff
      o     marketing programs
      o     trade shows
      o     advertising
      o     public relations.

Because we created a direct sales force, increased our marketing expenditures to build our permission email and Internet marketing strategy, and we will hire additional sales and marketing personnel over the next year, we expect increased sales and marketing expenses.

Interest Expense. Interest expense was approximately $40,000 for the nine months ending November 30, 1999, and consists of interest on debt obligations.

Income Taxes. Because we had losses since our inception through November 30, 1999, we were not required to record federal or state income taxes. The deferred tax benefit of these net operating losses has been reduced by a 100 % valuation allowance.

Liquidity and Capital Resources

From inception to November 30, 1999, we have funded our growth through short-term borrowings and private placement proceeds. In February of 2000, we entered into a 6 month, $500,000 loan agreement with Quintel Communications with an interest rate equal to prime plus 4%, not to exceed 14%. The loan is convertible, at Quintel's election, into shares of our common stock at a rate of one (1) share for each $1 of the loan.

We expect that sales from our golf-related segments for the year ending February 29, 2000 will exceed $900,000, compared to $0 for the fiscal year ended February 28, 1999. We have agreements with several companies to manage and represent their company's database and broker their client's list. These agreements may result in increased sales and brand awareness.

We will continue our search for strategic partners and/or acquisition candidates for our Golf Network Services.

We are currently seeking to raise additional capital through investment banking firms to achieve our growth objectives. If adequate funds are not available, we believe that our planned growth could be significantly affected. Operations could continue to be reliant upon the cash flow from additional short-term borrowings from Dr. Mitchell or from other sources.

Year 2000 Readiness Disclosure

We have not experienced any problem with any of our systems and software and do not expect to spend any funds on Year 2000 issues.

ITEM 3. DESCRIPTION OF PROPERTY

We do not own any real property. We lease office space at 809 North Dixie Highway, Suite 200, West Palm Beach, Florida for our Internet operations. This space is approximately 5000 square feet. The monthly rental for this premise is $5,000.00 and the term of the lease is three years. This lease expires on August 11, 2002, but provides an option to renew for an additional two years if the tenant is not in default on the terms of the lease.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following tables set forth certain information with respect to the beneficial ownership of our common stock by (a) each person known to us to be the beneficial owner of more than five percent of our common stock, (b) directors and executive officers both individually and as a group, as of March 31, 2000. Unless otherwise indicated, we believe that the beneficial owner had sole voting and investment power over such shares.

Security Ownership of Certain Beneficial Owners

-----------------------------------------------------------------------------------------------
                Name and Address of Beneficial   Number of Beneficially        Percentage
    Title                   Owner                     Owned Shares         Ownership of Class
-----------------------------------------------------------------------------------------------
                     Dr. Michael Mitchell
  President           24 East 12th Street             4,118,309(1)               20.31%
   and CEO            New York, NY 10003
-----------------------------------------------------------------------------------------------

Security Ownership of Management

-----------------------------------------------------------------------------------------------
                Name and Address of Beneficial   Number of Beneficially        Percentage
    Title                   Owner                     Owned Shares         Ownership of Class
-----------------------------------------------------------------------------------------------
                     Dr. Michael Mitchell
  President          24 East 12th Street               4,118,309(1)              20.31%
   and CEO           New York, NY 10003
-----------------------------------------------------------------------------------------------
                    Mr. John H. Flood, III
  Director           24 East 12th Street                  50,000                  0.25%
                      New York, NY 10003
-----------------------------------------------------------------------------------------------
                      Mr. Don Klosterman
  Director       809 N Dixie Hgwy, Suite 200              50,000                  0.25%
                  West Palm Beach, FL 33401
-----------------------------------------------------------------------------------------------
                     Mr. Charles Gargano
  Director
                    633 3rd Ave., 37th Fl.               250,000                  1.23%
                      New York, NY 10017
-----------------------------------------------------------------------------------------------
                    Mr. Kenneth Greenblatt
  Director       809 N Dixie Hgwy, Suite 200             100,000                  0.49%
                  West Palm Beach, FL 33401
-----------------------------------------------------------------------------------------------
                     Mr. Lawrence Slavin
  Director            87 St. Jon's Road                  205,000(3)               1.01%
                      Wilton, CT 06897
-----------------------------------------------------------------------------------------------
    Chief                 Alex Bruni
  Operating      809 N Dixie Hgwy, Suite 200             550,000(2)               2.69%
   Officer        West Palm Beach, FL 33401
-----------------------------------------------------------------------------------------------
                       Mr. James Walsh
  Director           5874 Deerfield Place                600,000                  2.96%
                     Lake Worth, FL 33463
-----------------------------------------------------------------------------------------------
                  All Executive Officers and
               Directors as a group (8 people)         5,923,809                 28.92%
-----------------------------------------------------------------------------------------------

(1) This amount includes 200,000 shares earned by Lynn Mitchell, Dr. Mitchell's wife, for services to us.

(2) This amount includes 200,000 shares that may be obtained at any time by Mr. Bruni upon exercise of his outstanding options.

(3) This amount includes 5,000 shares issued to Mr. Slavin's wife for services rendered to us.

Changes in Control.

We are unaware of any arrangements, which may cause a change in control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers.

The following sets forth the names, ages, positions and terms of office of our officers and directors. Our directors are elected annually by the shareholders, and the officers are elected by the board at the first meeting of the board following the annual meeting.

-----------------------------------------------------------------------------------------------
Name                                Age                 Position               Term of Office
-----------------------------------------------------------------------------------------------
Dr. Michael Mitchell                 44            President and CEO               Annual
-----------------------------------------------------------------------------------------------
Mr. Charles A. Gargano               64                 Director                   Annual
-----------------------------------------------------------------------------------------------
Mr. Lawrence J. Slavin               46                 Director                   Annual
-----------------------------------------------------------------------------------------------
Mr. Alex Bruni                       41         Chief Operating Officer            Annual
-----------------------------------------------------------------------------------------------
Mr. James C. Walsh                   58                 Director                   Annual
-----------------------------------------------------------------------------------------------
Mr. Don Klosterman                   69                 Director                   Annual
-----------------------------------------------------------------------------------------------
Mr. John H. Flood, III               49                 Director                   Annual
-----------------------------------------------------------------------------------------------
Mr. Kenneth Greenblatt               52                 Director                   Annual
-----------------------------------------------------------------------------------------------

Dr. Michael Mitchell

Dr. Mitchell obtained a degree in biology from Jacksonville University in 1976. In 1980, he obtained his M.D. degree from the University of Dominica. From 1985 through the end of 1999, he has been a physician at Greenwich Village Pediatrics. He is board certified in pediatrics and has memberships in the Academy of Pediatrics and the New York County Medical Society. He has now left the practice of pediatrics to devote his full attention to LCS Golf.

Mr. Charles A. Gargano

Mr. Gargano earned his B.S. and M.B.A. degrees from Fairleigh Dickinson University and an M.S. in civil engineering from Manhattan College. He served under Presidents Reagan and Bush as the Ambassador to the Republic of Trinidad and Tobago. Since 1995, Mr. Gargano has served as the Commissioner for the New York State Department of Economic Development, while simultaneously serving his appointment as Chairman of Empire State Development, Inc. Mr. Gargano is a licensed Professional Engineer and a Civil Engineer.

Mr. Lawrence J. Slavin

In 1974, Mr. Slavin received his history degree at Hofstra University. He then received his M.A. in Healthcare Administration at C.W. Post College in 1977. From 1991 through 1996, he worked as Executive Director and Managing Partner of Hartsdale Diagnostic & Women's Imaging Service in Hartsdale, New York. In 1996, Mr. Slavin became Vice President of Business Development and Marketing at U.S. Management Systems, Inc., a healthcare management service company, where he developed and managed sales and marketing plans for entities in the healthcare industry. In 1998, Mr. Slavin began service as the President of Slavin Consulting, LLC, a healthcare consulting firm in Wilton, Connecticut, where he focuses on the development of strategic growth plans for healthcare related facilities.

Mr. Alex Bruni

Mr. Bruni serves as our Chief Operating Officer. He obtained a BBA in Accounting and a MS in Taxation from Hofstra University. From 1988 through 1998, Mr. Bruni worked at American Express as the Director of International Taxes, managing a staff of five tax accountants while also managing and planning American Express international operations. In addition, Mr. Bruni worked as a tax manager for Nomura Securities from 1986 through 1988 and as a tax specialist for Wertheim Schroder from 1984 through 1986.

Mr. James C. Walsh

Mr. Walsh received his B.S. and J.D. degrees from the University of Alabama. He is admitted to practice law in Louisiana and New York, where he has been practicing since 1966. Mr. Walsh practices in his own firm, specializing in the representation of entertainers and professional athletes. He is also the President of Namanco Productions, Inc. specializing in the marketing and management of athletes. Mr. Walsh is a Director of Sportsline, USA, Inc., a NASDAQ publicly traded company under the symbol "SPLN." This company is an Internet based sports media company.

Mr. Don Klosterman

Mr. Klosterman graduated from Loyola University of Los Angeles in 1952. He is a former Chairman of the Board and currently Director for the public television company NTN (an AMEX company). He also serves as Director for Aldila, a golf shaft manufacturing company traded on NASDAQ, Director for the National Registry, Inc., a software development company traded on NASDAQ, and as a Director of the Bel-Air Country Club.

Mr. John H. Flood, III

Mr. Flood received his A.B in Psychology from Harvard College in 1975. He obtained his J.D. from the University of Virginia School of Law in 1978. Mr. Flood is currently the President of Oldron Sports & Entertainment Company, which does professional sports team marketing and consulting. Prior to his current position, Mr. Flood directed and managed the National Football League Properties, Inc. for eleven years where he held the positions of Director of Legal and Business Affairs, Executive Vice President, General Counsel, and President.

Mr. Kenneth Greenblatt

Mr. Greenblatt has a BBA degree in Finance from the University of Miami. He currently serves as a member of the President's Council of the University of Miami and as a member of the Board of Directors of the Helen Hayes Theatre, in addition to his position with our company. In 1987, Mr. Greenblatt founded Waverly Converting, Inc., a textile company, and served as its President until the company was sold to Missbrenner, Inc. in 1997. Prior to founding Waverly Converting, Inc., Mr. Greenblatt served as Chairman for Guilford Mills Incorporated.

Significant Employees.

Eric Reinertsen was a significant employee of Golf Promo prior to their acquisition and continued his employment with LCS Golf after the acquisition to facilitate a smooth transition with the transfer of control. Mr. Reinertsen's duties with LCS Golf include customer relations and email distribution, which comprise two essential areas of our business. Prior to joining Golf Promo in October of 1997, Mr. Reinertsen served as General Manager for Eric's Outboard, Inc., a company involved in boat sales. Concurrent with his employment with Golfpromo, Inc., Mr. Reinertsen has worked as a national accounts sales manager for Vitarich, Inc., a company involved in production and sales of vitamins.

Other than those mentioned above, we currently have no significant employees.

Family Relationships.

There are no family relationships among our directors, executive officers or persons nominated for such positions.

Involvement in Certain Legal Proceedings.

As of the date of this registration statement, no events have occurred during the past five years, which would be material to an evaluation of the ability or integrity of any director, officer or persons nominated for such positions.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

-------------------------------------------------------------------------------------------------------------
                                                                Long Term Compensation
-------------------------------------------------------------------------------------------------------------
                           Annual Compensation(1)                  Awards             Payouts
-------------------------------------------------------------------------------------------------------------
     (a)        (b)    (c)      (d)          (e)            (f)            (g)          (h)         (i)
-------------------------------------------------------------------------------------------------------------
                                                        Restricted     Securities
  Name and     Fiscal Salary  Bonus     Other Annual       Stock       Underlying     LTIP       All Other
  Principle            ($)      ($)     Compensation     Award(s)     Options/SARs    Payouts   Compensation
  Position     Year                          ($)            ($)            (#)          ($)         ($)
-------------------------------------------------------------------------------------------------------------
   Michael     1997     0        0            0              0              0            0           0
  Mitchell,    1998     0        0            0              0              0            0           0
  President    1999     0        0            0         $1,925,000          0            0           0
-------------------------------------------------------------------------------------------------------------

(1) Dr. Michael Mitchell did not receive compensation pursuant to the terms of his employment agreement during fiscal year ended 2/29/00 because the Company operated at a loss. Such compensation has been accrued on our financial statements.

Michael Mitchell, M.D.

On June 1, 1998, we entered into an employment agreement with Dr. Michael Mitchell for his services as our President and Chief Executive Officer. The agreement is for a term of five (5) years. There may be termination for cause ninety (90) days after a written demand for services by our board of directors has been provided. Termination without cause requires at least three (3) months notice to Dr. Mitchell. Dr. Mitchell's duties include all those customary for such positions, as well as any duties reasonably imposed or removed from such customary duties under our discretion. Dr. Mitchell is to perform such services at least twenty (20) hours per week. As consideration for these services, we have agreed to pay Dr. Mitchell an annual salary of two hundred, sixty thousand dollars ($260,000.00) payable in weekly installments of five thousand dollars ($5,000.00). This salary is to be increased each year by at least four percent (4%) during the term of the agreement.

Since we were unable to pay Dr. Mitchell pursuant to the terms of his agreement with us, we issued 2,000,000 restricted shares of our common stock to Dr. Mitchell in January of 1999. Such shares had a market value of $1,925,000 at the time of issuance, based on the trading price of free-trading shares of the same class. Dr. Mitchell's shares were unable and unavailable to be sold at the then prevailing market price per share. Given that the shares were restricted and illiquid, management decided that the shares were equivalent in value to the amounts owed to Dr. Mitchell under the terms of his employment agreement through December 31, 1998.

Alex Bruni.

In accordance with the agreement in which we purchased all of the outstanding shares of Play Golf, we agreed to employ Alex Bruni for a period of two-years from May 26, 1999 as Chief Operating Officer of Play Golf and Golf Universe at an annual salary of $104,000 payable in bi-weekly installments.

Eric Reinertsen.

In accordance with the agreement in which we purchased all of the outstanding shares of Golf Promo, we agreed to employ Eric Reinertsen for a period of one-year from the date of the agreement at an annual salary of $60,000 payable in bi-weekly installments. This agreement is renewable at the mutual option of the parties.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In January 1999, as compensation for services rendered under his employment contract for the period from June 1, 1998 through December 31, 1998, we issued Dr. Michael Mitchell, our President and Director, 2,000,000 shares of our common stock valued at $1,925,000. In September of 1998, we issued 200,000 shares of our common stock valued at $75,000 to Lynn Mitchell, wife of Dr. Michael Mitchell, for services rendered to the Company. In addition, Dr. Mitchell periodically makes short-term loans to the Company for operations without specific repayment terms.

Other than those described above, we have no transactions which involved or are planned to involve a direct or indirect interest of a director, nominee, executive officer, 5% shareholder or any family of such parties. We are not a subsidiary of any other company.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock.

In General. We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, of which 20,282,225 shares were issued and outstanding as of March 31, 2000. All of the issued and outstanding common stock is fully paid and nonassessable.

Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote.

The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event the holders of the remaining shares will not be able to elect any of our directors.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends, as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Preemptive Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of our affairs, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

Debt Securities.

As of the date of this registration statement, we have no debt securities outstanding.

Other Securities.

As of the date of this registration statement, we have 200,000 options outstanding to Alex Bruni, which are exercisable through January of 2001. In addition, we issued 200,000 options to

Quintel Communications, Inc. for their services under a marketing agreement. 100,000 of these options are exercisable at $1.00 per share until February 16, 2002. The remaining 100,000 options are exercisable at $2.00 per share until February 16, 2002. These options have registration rights. We are not authorized to issue preferred stock. We have 50 warrants outstanding, which are each eligible to be exercised for 7 shares at $0.35 per share.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information.

From mid-1998 through January 19, 2000, our common stock was traded on the NASDAQ Over-The-Counter Bulletin Board under the symbol "LCSG." The following chart sets forth the high and low sales prices for each quarter since listing of the Company's common stock.

        1998 Quarter                               High          Low
        ------------                               -----------------
        July 1 - September 30                      $0.50         $0.20
        October 1 - December 31                    $1.49         $0.25

        1999 Quarter
        ------------
        January 1 - March 31                       $2.75         $0.75
        April 1 - June 30                          $3.62         $2.25
        July 1 - September 30                      $2.63         $1.22
        October 1 - December 31                    $1.63         $0.69

On January 19, 2000, we were de-listed from the Over the Counter Bulletin Board for failure to comply with the new listing standards set forth by the NASD before our phase-in date. Since January 20, 2000, our stock has been quoted in the National Quotation Bureau pink sheets. If we obtain compliance with the NASD listing requirements, we intend to reapply for listing on the Over the Counter Bulletin Board. There is no guarantee that we will ever re-obtain such listing.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Holders.

As of March 31, 2000, there were approximately 425 holders of common stock.

Dividends.

We have not paid a cash dividend on the common stock since the arrival of our current management, and we do not plan to declare dividends at this time. Management anticipates that any funds available will be reinvested in our business. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, capital requirements, and overall financial condition.

ITEM 2. LEGAL PROCEEDINGS

Currently, there are no legal proceedings pending against us. However, from time to time we could be subject to suits arising in the ordinary course of business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have not had any changes in or disagreements with our accountants on any accounting and financial disclosure issue. In early 1999, we hired Cornick, Garber & Sandler, LLP located in New York, New York to conduct our audit. Prior to such hiring, J.T. Shulman and Company, P.C. was our primary auditor.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On October 14, 1997, we issued 10,279,216 shares of common stock to Linkun Holding Company in exchange for certain assets of Linkun Holding Company.

On October 17, 1997, we transferred these assets to WMF Holding Company in exchange for services valued at $1,500.00.

On October 28, 1997, we issued 850,000 shares of our common stock in our merger with LCS New York.

On May 1, 1998, we issued 400,000 shares of our common stock in our acquisition of Golf Universe.

On November 17, 1998, we issued 150,000 shares of our restricted common stock in our acquisition of B III.

On January 26, 1999, we issued 200,000 shares of our common stock and an option to purchase an additional 200,000 shares of our common stock in our acquisition of Play Golf.

On March 8, 1999, we issued 350,000 shares of our common stock in connection with our acquisition of Golf Promo on February 15, 1999.

The aforementioned share issuances were all made in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended. We believe the exemption from registration in Section 4(2) of the Securities Act was available because the transactions did not involve a public offering. No commissions were paid in any of these transactions.

We issued the following securities in reliance up on the exemption provided in Rule 504 of Regulation D, of the Securities Act. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve-month period. No commissions were paid in these transactions.

On September 21, 1998, we issued 905,000 shares of our common stock for Consulting and Business Services rendered to us.

On October 6, 1998, we issued 42,000 shares of our common stock for Legal and Administrative Services rendered to us.

On October 15, 1998, we issued 18,000 shares of our common stock for Legal Services rendered to us.

On October 22, 1998, we issued 137,000 shares of our common stock for Legal and Management Services rendered to us.

On November 3, 1998, we issued 34,200 shares of our common stock for Legal Services rendered to us.

On November 12, 1998, we issued 35,000 shares of our common stock for Consulting Services rendered to us.

On November 15, 1998, we issued 16,500 shares of our common stock for Legal Services rendered to us.

On November 19, 1998, we issued 50,000 shares of our common stock for Consulting Services rendered to us.

On November 23, 1998, we issued 20,000 shares of our common stock for Consulting Services rendered to us.

On November 30, 1998, we issued 11,800 shares of our common stock for Legal Services rendered to us.

On December 1, 1998, we completed the sale of 200,000 units, each comprised of 1 share of common stock and 2 warrants for the purchase 7 shares of common stock at an exercise price of $0.35, at $0.10 per unit pursuant to an offering under Rule 504 of Regulation D of the Securities Act. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve-month period. No commissions were paid in these transactions. No commission was paid with respect to the offering, as the shares were sold by our officers and directors. We raised $993,752.50 in cash proceeds from the offering.

On December 7, 1998, we issued 125,000 shares of our common stock for Consulting Services rendered to us.

On December 9, 1998, we issued 350,000 shares of our common stock for Consulting Services rendered to us.

On December 10, 1998, we issued 11,100 shares of our common stock for Legal Services rendered to us.

On December 11, 1998, we issued 55,000 shares of our common stock for Consulting Services rendered to us.

On December 15, 1998, we issued 400,000 shares of our common stock for payment of a Licensing Fee due from us.

On December 16, 1998, we issued 7,000 shares of our common stock for Legal Services rendered to us.

On December 21, 1998, we issued 7,200 shares of our common stock for Legal Services rendered to us

 On December 22, 1998, we issued 35,000 shares of our common stock for Management Services rendered to us.

The aforementioned securities were issued in reliance on Rule 504 of Regulation D promulgated under the Securities Act, as amended. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve month period. No commissions were paid in these transactions.

On January 26, 1999, we issued 25,000 shares of our common stock for Legal Services rendered to us.

On March 1, 1999, we issued 20,000 shares of our common stock for Legal Services rendered to us.

On March 1, 1999, we issued 175,000 shares of our common stock for Public Relations and Consulting Services rendered to us.

On March 3, 1999, we issued 20,000 shares of our common stock for Consulting Services rendered to us.

On March 4, 1999, we issued 7,500 shares of our common stock for Legal Services rendered to us.

On April 9, 1999, we issued 115,000 shares of our common stock for Legal Services rendered for the Company.

On April 21, 1999, we issued 50,000 shares of our common stock for Legal Services rendered for the Company.

The aforementioned securities were issued in reliance on Rule 504 of Regulation D promulgated under the Securities Act, as amended. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve-month period. No commissions were paid in these transactions.

We issued the following securities in reliance up on the exemption provided in
Section 4(2) of the Securities Act. We believed that this exemption was available in each of the above transactions, as they did not involve a public offering. No commissions were paid in these transactions.

On September 21, 1998, we issued 120,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On October 23, 1998, we issued 15,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On November 6, 1998, we issued 35,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On December 7, 1998, we issued 75,000 restricted shares of our common stock for the repayment of debt owed by us.

On December 11, 1998, we issued 115,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On December 15, 1998, we issued 200,000 restricted shares of our common stock as payment of a Licensing Fee due by us.

On December 21, 1998, we issued 110,000 restricted shares of our common stock for Consulting Services rendered to us.

On January 4, 1999, we issued 15,000 restricted shares of our common stock for Public Relations Services rendered to us.

On January 5, 1999, we issued 2,000,000 restricted shares of our common stock to our President, Dr. Michael Mitchell, in lieu of compensation for services rendered to us.

On January 7, 1999, we issued 1,200,000 restricted shares of our common stock as payment of a Licensing Fee due by us.

On January 26, 1999, we issued 1,015,000 restricted shares of our common stock for various Consulting Services rendered to us.

On February 17, 1999, we issued 265,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 1, 1999, we issued 80,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 4, 1999, we issued 20,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 8, 1999, we issued 30,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 25, 1999, we issued 80,000 restricted shares of our common stock for Consulting Services rendered to us.

On April 9, 1999, we issued 15,000 restricted shares of our common stock for Administrative Services rendered to us.

On May 21, 1999, we issued 30,000 restricted shares of our common stock for Consulting Services rendered to us.

On June 1, 1999, we issued 50,000 restricted shares of our common stock for Consulting Services rendered to us.

On June 24, 1999, we issued 125,000 restricted shares of our common stock for Executive Services rendered to us.

On June 28, 1999, we issued 200,000 restricted shares of our common stock for Consulting Services rendered to us.

On July 27, 1999, we issued 200,000 restricted shares of our common stock for Consulting Services rendered to us.

On August 23, 1999, we issued 275,000 restricted shares of our common stock for Consulting Services rendered to us.

On September 23, 1999, we issued 3,000 restricted shares of our common stock for Consulting Services rendered to us.

On October 28, 1999, we issued 200,000 restricted shares of our common stock for settlement of a dispute.

On November 30, 1999, we issued 50,000 restricted shares of our common stock for management services rendered to us.

On December 1, 1999, we issued 55,000 restricted shares of our common stock for management services rendered to us.

On December 6, 1999, we issued 25,000 restricted shares of our common stock for management services rendered to us.

On December 17, 1999, we issued 82,500 restricted shares of our common stock for employee compensation rendered to us.

On January 13, 2000, we issued 170,000 restricted shares of our common stock for settlement of a dispute rendered to us.

On February 6, 2000, we issued 200,000 restricted shares of our common stock for financial consulting services rendered to us.

On February 11, 2000, we issued 75,000 restricted shares of our common stock for management services rendered to us.

On March 21, 2000, we issued 150,000 restricted shares of our common stock for management services rendered to us.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our bylaws provide that we shall indemnify each of our directors and officers against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                         LCS GOLF, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           FEBRUARY 28, 1998 AND 1999

                         LCS GOLF, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           FEBRUARY 28, 1998 AND 1999

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Independent Auditors' Reports                                                1-2

Consolidated Balance Sheets
 as at February 28, 1999 and November 30, 1999                                3

Consolidated Statements of Operations
 for the Years Ended February 28, 1998 and 1999
 and the Nine Months Ended November 30, 1998 and 1999                         4

Consolidated Statements of Changes in Stockholders' Equity
 for the Years Ended February 28, 1998 and 1999 and the
 Nine Months Ended November 30, 1999                                          5

Consolidated Statements of Cash Flows                                         7
 for the Years Ended February 28, 1998 and 1999
 and the Nine Months Ended November 30, 1998 and 1999

Notes to Consolidated Financial Statements                                    9

                          Independent Auditors' Report

To the Shareholders
LCS Golf, Inc.

      We have audited the accompanying consolidated balance sheet of LCS GOLF, INC. AND SUBSIDIARIES as at February 28, 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCS Golf, Inc. and Subsidiaries as at February 28, 1999 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred significant losses from operations for the year ended February 28, 1999 and has relied on loans from its major stockholder. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        /s/ CORNICK GARBER & SANDLER, LLP
                                        ----------------------------------------
                                            CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
September 1, 1999

                          Independent Auditors' Report

LCS Golf, Inc.
New York, New York

      We have audited the accompanying statements of operations, stockholders' equity and cash flows of LCS Golf, Inc. for the year ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of LCS Golf, Inc. for the year ended February 28, 1998 in conformity with generally accepted accounting principles.


                                        /s/ J.T. SHULMAN & COMPANY, P.C.
                                        --------------------------------
                                            J.T. SHULMAN & COMPANY, P.C.

Carle Place, New York                   CERTIFIED PUBLIC ACCOUNTANTS
May 19, 1998

                         LCS GOLF, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                   February 28,    November 30,
                                                       1999            1999
                                                   ------------    ------------
                            ASSETS                                 (Unaudited)
Current assets:
  Cash                                             $  289,029     $    2,727
  Accounts receivable (Note C)                                       164,417
  Due from factor (Note C)                             94,584         53,064
  Inventory (Note D)                                   73,377         87,739
  Prepaid and other current assets                    335,617         23,919
  Loans to stockholder - officer (Note E)              26,515
                                                   ----------     ----------

         Total current assets                         819,122        331,866

Fixed assets - at cost, less accumulated
  depreciation and amortization (Note F)               43,050         83,373

Prepaid license fee (Note G)                        1,546,912      1,427,918

Intangible assets (Note A)                          1,522,886      1,405,523

Security deposits                                      10,200         18,000

                                                   ----------     ----------

         TOTAL                                     $3,942,170     $3,266,680
                                                   ==========     ==========

            The notes to financial statements are made a part hereof.

                                                        February 28,      November 30,
                                                           1999               1999
                                                        ------------      ------------
                                   LIABILITIES                             (Unaudited)
Current liabilities:
  Cash overdraft                                                        $    3,127
  Accounts payable and accrued expenses              $   156,762           532,919
  Notes payable                                                             50,000
  Loans from officer/stockholder (Note E)                                  260,746
  Other current liabilities                               41,928            71,002
                                                     -----------       -----------
           Current liabilities before liabilities
             subsequently paid with common stock         198,690           917,794
                                                     -----------       -----------
Liabilities subsequently paid with common
  stock (Notes I and L)                                1,830,796           224,783
                                                     -----------       -----------
Commitments (Notes H and I)


                              STOCKHOLDERS' EQUITY
                           (Notes A, B, G, H, I and L)

Common stock - $.001 par value each -
  authorized 50,000,000 shares; issued and
  outstanding 17,519,225 shares at February 28,
  1999 and 19,524,725 shares at November 30,
  1999                                                    17,519            19,525
Additional paid-in capital                             8,065,982        11,404,483
Deficit                                               (6,170,817)       (9,299,905)
                                                     -----------       -----------
           Total stockholders' equity                  1,912,684         2,124,103
                                                     -----------       -----------
           TOTAL                                     $ 3,942,170       $ 3,266,680
                                                     ===========       ===========

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Year Ended                 Nine Months Ended
                                                  February 28,                   November 30,
                                         ----------------------------    ----------------------------
                                             1998            1999            1998            1999
                                         ------------    ------------    ------------    ------------
                                                                                 (Unaudited)
Sales                                                    $    107,840    $        509    $  1,664,795

Cost of sales                                                 191,872                       1,063,016
                                                         ------------    ------------    ------------
Gross profit (loss)                                           (84,032)            509         601,779

Selling, general and administrative
  expenses (includes $3,916,
  $5,141,680, $3,706,411 and
  $1,734,495, respectively, of
  expenses paid with common stock)       $     21,100       5,551,559       3,815,267       3,701,127
                                         ------------    ------------    ------------    ------------
(Loss) from operations                        (21,100)     (5,635,591)     (3,814,758)     (3,099,348)

Other income (expense):
  Other income                                                 22,910          23,720           8,663
  Interest income                                                                               1,282
  Interest expense                             (2,204)         (5,602)         (1,121)        (39,685)
                                         ------------    ------------    ------------    ------------

NET (LOSS)                               $    (23,304)   $ (5,618,283)   $ (3,792,159)   $ (3,129,088)
                                         ============    ============    ============    ============

Basic and diluted net (loss) per share   $       (.01)   $       (.63)   $       (.55)   $       (.16)
                                         ============    ============    ============    ============

Weighted average number of
    shares outstanding                      3,615,735       8,961,285       6,955,885      18,968,875
                                         ============    ============    ============    ============

            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

            FOR THE YEARS ENDED FEBRUARY 28, 1998 and 1999 (AUDITED)
             AND THE NINE MONTHS ENDED NOVEMBER 30, 1999 (UNAUDITED)
                           (NOTES A, B, G, H, I AND L)

                                                                                                                        Total
                                                                                                                    Stockholders'
                                                                   Common Shares         Additional                    Equity
                                                            -------------------------      Paid-in                    (Capital
                                                                Shares        Amount       Capital       Deficit     Deficiency)
                                                            -----------    ----------    ----------    ----------    -----------
Balances - March 1, 1997:
  As previously reported                                        988,250    $    988      $  276,268    $ (405,526)   $ (128,270)
  Adjustment of prior year's expenses                                                                    (123,704)     (123,704)
                                                            -----------    --------      ----------    ----------    ----------
  As adjusted                                                   988,250         988         276,268      (529,230)     (251,974)
Additional shares provided to existing
  shareholders prior to recapitalization                        364,750         365            (365)
Recapitalization:
  Payments to consultants in connection
    with the merger                                                                         (50,000)                    (50,000)
  Adjustment to reflect reverse merger                          980,904         981            (981)
  Common stock issued at par value in exchange
    for services rendered in connection with reverse
    merger                                                    3,916,360       3,916                                       3,916
  Contribution of stockholder loans to
    additional paid-in capital                                                              223,180                     223,180

Net (loss) for year ended February 28, 1998                                                               (23,304)      (23,304)
                                                            -----------    --------      ----------    ----------    ----------
Balances - March 1, 1998 (carry forward)                      6,250,264       6,250         448,102      (552,534)      (98,182)

                        LCS GOLF, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

            FOR THE YEARS ENDED FEBRUARY 28, 1998 and 1999 (AUDITED)
            AND THE NINE MONTHS ENDED NOVEMBER 30, 1999 (UNAUDITED)
                          (NOTES A, B, G, H, I AND L)
                                      -2-

                                                                                                                        Total
                                                                                                                    Stockholders'
                                                                   Common Shares         Additional                    Equity
                                                            -------------------------      Paid-in                    (Capital)
                                                                Shares       Amount        Capital       Deficit     Deficiency)
                                                            -----------    ----------    ----------    ----------    -----------
Balances - March 1, 1998 (brought forward)                     6,250,264   $  6,250     $   448,102    $  (552,534)  $   (98,182)
Shares issued In Regulation D offering                         2,982,150      2,982         976,722                      979,704
Shares issued in connection with
  acquisitions                                                 1,500,000      1,500       1,302,450                    1,303,950
Options issued in connection with
  acquisition                                                                               169,755                      169,755
Shares issued for services                                     6,786,811      6,787       5,168,953                    5,175,740
Net (loss) for the year ended
  February 28, 1999                                                                                     (5,618,283)   (5,618,283)
                                                              ----------   --------     -----------    -----------   -----------
BALANCES - FEBRUARY 28, 1999                                  17,519,225     17,519       8,065,982     (6,170,817)    1,912,684

Liabilities paid with common stock                             1,107,500      1,108       1,526,117                    1,527,225
Shares issued for services                                       898,000        898       1,812,384                    1,813,282
Net (loss) for the nine months
  ended November 30, 1999                                                                               (3,129,088)   (3,129,088)
                                                              ----------   --------     -----------    -----------   -----------
BALANCES - NOVEMBER 30, 1999                                  19,524,725   $ 19,525     $11,404,483    $(9,299,905)  $ 2,124,103
                                                              ==========   ========     ===========    ===========   ===========

            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              Year Ended               Nine Months Ended
                                                              February 28,               November 30,
                                                     ---------------------------   ---------------------------
                                                          1998          1999           1998          1999
                                                     ------------   ------------   ------------   ------------
                                                                                           (Unaudited)
INCREASE (DECREASE) IN CASH

Cash flows from operating activities:
  Net (loss)                                         $   (23,304)   $(5,618,283)   $(3,792,159)   $(3,129,088)

  Adjustments to reconcile results of
  operations to net cash effect of
  operating activities:
    Depreciation and amortization                                        80,206         14,628        243,950
    Issuance of common stock for services -
      net                                                  3,916      5,141,680      3,706,411      1,734,495
    Changes in assets and liabilities, net of
    effects of acquisition of businesses:
      Accounts receivable                                                                            (164,417)
      Due from factor                                                   178,539         68,071         41,520
      Inventory                                                         (21,573)       (15,540)       (14,362)
      Prepaid and other current assets                                  (30,223)       (24,818)       311,698
      Prepaid licensing fee                                             (25,000)
      Security deposits                                                                                (7,800)
      Accounts payable and accrued expenses                  (95)        71,543        (23,543)       376,157
      Other current liabilities                                          (2,148)        21,041         29,074
                                                     -----------    -----------    -----------    -----------
    Net cash used for operating
      activities                                         (19,483)      (225,259)       (45,909)      (578,773)
                                                     -----------    -----------    -----------    -----------
Cash flows from investing activities:
  Payment for purchases of businesses                    (50,000)      (369,446)       (19,282)
  Purchase of fixed assets                                                                            (47,917)
  Officer/stockholder (loans) loan
    repayments                                                          (26,515)                       26,515
                                                     -----------    -----------    -----------    -----------
    Net cash used for investing
      activities                                         (50,000)      (395,961)       (19,282)       (21,402)
                                                     -----------    -----------    -----------    -----------
Cash flows from financing activities:
  Cash overdraft                                                                                        3,127
  Net proceeds from issuance of shares
    in Regulation D                                                     979,704        250,933
  Proceeds from notes issued                                                                           50,000
  Proceeds of loans from officer/stock-
    holder                                                70,450                                      468,606
  Repayment of officer/stockholder's
    loans                                                               (70,450)        (9,377)      (207,860)
                                                     -----------    -----------    -----------    -----------
    Net cash provided by
      financing activities                                70,450        909,254        241,556        313,873
                                                     -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH                      $       967    $   288,034    $   176,365    $  (286,302)

CASH - beginning of period                                    28            995            995        289,029
                                                     -----------    -----------    -----------    -----------
CASH - END OF PERIOD                                 $       995    $   289,029    $   177,360    $     2,727
                                                     ===========    ===========    ===========    ===========

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      -2-

                                                              Year Ended               Nine Months Ended
                                                              February 28,               November 30,
                                                     ---------------------------   ---------------------------
                                                          1998          1999           1998          1999
                                                     ------------   ------------   ------------   ------------
                                                                                           (Unaudited)
Supplementary disclosures of cash paid for:
  Interest                                                 $  333                                    $  30,729
                                                           ======                                    =========

  Income taxes                                                          $  5,602         $  488
                                                                        ========         ======

            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies

         The Company

         On October 28, 1997, LCS Golf, Inc. (the Company), an inactive New York corporation, was merged in a reverse merger transaction into an inactive Delaware corporation with the same name ("LCS Delaware") in exchange for 980,904 shares of LCS Delaware's common stock. The Company paid $50,000 to consultants in connection with the merger which has been charged to additional paid-in capital. In addition, 3,916,360 shares were issued to certain existing shareholders of the Company for services rendered in connection with the merger. For financial accounting purposes, the merger on October 28, 1997 has been treated as the acquisition of LCS Delaware by the Company in the form of a recapitalization. Therefore, no value has been ascribed to the common stock held by the LCS Delaware shareholders or to the additional shares issued to the Company's shareholders for services rendered in connection with the merger.

         The Company was formed under the laws of the State of New York on March 8, 1994. On October 26, 1994, the Company commenced business operations with the purchase of substantially all of the assets and the assumption of specific liabilities of Bert Dargie Golf, Inc., a Tennessee corporation engaged in the business of designing, assembling and marketing golf clubs and related accessories.

         In August, 1996, the Company conveyed, assigned, transferred and delivered substantially all of its business assets to Dargie Golf Co. (the "Purchaser") in exchange for the: i) cancellation of the remaining debt owed to the Purchaser arising from the October 26, 1994 purchase,
         ii) sale by Herbert A. Dargie III of his 5 percent ownership interest in the Company to the Company and, iii) the assumption of certain liabilities of the Company by the Purchaser.

         The Company retained all of its rights to the specialty golf club known as the "Rattler." Additionally, the Purchaser granted to the Company a license to use the "Dargie" name in connection with the marketing of the "Rattler" utility club outside a 200 mile radius of Memphis, Tennessee for a term of no less than eighteen months.

         After the acquisitions described in Note B, the Company is primarily engaged in the acquisition and operation of companies which provide products and services to the golf playing public. These products and services include magnetic therapeutic devices, discounted greens fees and other services, and a golf website (http:www.golfuniverse.com) which provides various golf-related hyperlinks to other golf websites and golf course previews.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

         Principles of Consolidation

         The consolidated financial statements include the accounts of LCS and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated in consolidation.

         Basis of Presentation

         The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

         Through November 30, 1999, the Company has not been able to generate significant revenues from its operations to cover its costs and operating expenses. Although the Company has been able to issue its common stock (Note I) for a significant portion of its expenses or has obtained cash advances from its principal stockholder (Note E), it is not known whether the Company will be able to continue this practice or be able to obtain continuing cash advances or if its revenue will increase significantly to be able to meet its cash operating expenses.

         This, in turn, raises substantial doubt about the Company's ability to continue as a going concern. Management believes that the subsidiaries acquired during the year ended February 28, 1999 will begin to generate higher revenues and that the Company will be able to raise additional funds through an offering of its common stock or alternative sources of financing. However, no assurances can be given as to the success of these plans. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

         Interim Financial Data

         The unaudited consolidated financial information as of November 30, 1999 and for the nine months ended November 30, 1999 and 1998 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial information in accordance with generally accepted accounting principles. The results of the interim periods are not necessarily indicative of the results to be expected for a full year.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

         Inventories

         Inventories are valued at the lower of cost determined on a first-in, first-out basis or market.

         Depreciation of Equipment

         Depreciation is provided utilizing the straight-line method over the estimated useful lives of the related assets. For income tax purposes, accelerated depreciation methods are utilized for certain assets.

         Deferred Income Taxes

         Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         As a result of the Company's net losses to date, the Company has provided a valuation allowance of $2,169,000 at February 28, 1999 and $3,376,000 at November 30, 1999 against the income tax benefit attributable to its net operating loss carryforwards and other temporary differences which aggregate approximately $5,618,000 and $8,747,000 at February 28, 1999 and November 30, 1999, respectively. Almost all of such temporary differences relate to the Company's net operating loss carryforwards which expire substantially in 2019 and 2020.

         Intangible Assets

         Intangible assets which are comprised of the goodwill, customer lists and website costs relating to acquisitions (Note B) are being amortized on a straight-line basis over ten years.

         The Company plans to evaluate these assets for impairment on the basis of whether their cost is recoverable from projected, undiscounted net cash flows for each related business.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

         Concentrations

         Financial instruments which potentially subject the Company to concentration of credit risk consist of accounts receivable and cash deposits. Cash balances are held principally at one financial institution and may exceed Federal Deposit Insurance Corporation insured amounts.

         For the year ended February 28, 1999, sales to two customers accounted for approximately 89% of total sales, the largest of which represented approximately 73% of the total. For the nine months ended November 30, 1999, sales to two customers accounted for approximately 40% of total sales, the largest of which accounted for approximately 21%. In addition, two customers accounted for approximately 78% of accounts receivable at November 30, 1999, the largest of which accounted for 55%.

         Advertising Costs

         The Company expenses its advertising costs when incurred. However, $10,000 of expenses relating to an infomercial which was in production as of February 28, 1999 are included in prepaid expenses at that date and were expensed upon the first showing of the infomercial during the nine months ended November 30, 1999.

         Advertising costs were approximately $6,700 for the year ended February 28, 1999 and $146,000 for the nine months ended November 30, 1999 which includes approximately $134,000 for expenses of the infomercial. There were no advertising costs incurred for the year ended February 28, 1998 and the nine months ended November 30, 1998.

         Loss Per Share

         Loss per share has been computed by dividing the net loss by the weighted average number of common shares outstanding during each period. The effect of outstanding stock options is not included in the per share calculations as it would be antidilutive.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

         Prior Period Adjustment

         The deficit balance as at March 1, 1997 has been adjusted to reflect the write off of a trademark which had no value to the Company and should have been written off in a prior year's financial statements.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Acquisitions

         The results of operations of the following acquisitions are included in the attached consolidated statements of operations and cash flows from their respective dates of acquisition.

         Golf Universe, Inc.

         On May 1, 1998, the Company acquired, in a purchase transaction, the outstanding common stock of Golf Universe, Inc., which operates a golf website that provides hyperlinks to other golf related websites. The purchase price was $245,250, which included 400,000 shares of the Company's common stock with a market value of $128,500 as at the date of issuance and a note payable of $100,000 which was paid prior to February 28, 1999. The purchase price also includes $16,750 in expenses.

         Mr. B III, Inc.

         On November 17, 1998, the Company acquired, in a purchase transaction, the outstanding common stock of Mr. B III, Inc. ("B III"), which designs, manufactures, markets and distributes therapeutic magnetic products and specialty pillows. The purchase price was approximately $679,000, which included a cash payment of $250,000 and 150,000 shares of the Company's common stock with a market value of $71,250 as at the date of issuance. The purchase price also includes expenses of approximately $358,000, which includes 150,000 shares of the Company's common stock with a market value of approximately $355,000 as at the date of issuance.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE B - Acquisitions (Continued)

         Play Golf Now, Inc.

         On January 26, 1999, the Company acquired, in a purchase transaction, the outstanding common stock of Play Golf Now, Inc., which sells memberships that enable the holder to play at specified golf courses across the country at reduced greens fees and entitle the holder to receive various other discounts from participating vendors on golf related items. The purchase price was approximately $602,000, which included 200,000 shares of the Company's common stock to the seller and 250,000 shares of common stock to consultants with a market value aggregating approximately $432,000 as at the date of issuance. The seller also received non-qualified stock options to purchase to January 25, 2001, 200,000 shares of the Company's common stock at $.50 per share. The value of these options at grant date utilizing the Black-Scholes option-pricing model, was approximately $170,000. The assumptions used in determining the value of these options was an expected volatility of 181.00%, an average interest rate of 4.64% per annum and an expected holding period of two years.

         Golfpromo, Inc.

         On February 15, 1999, the Company acquired, in a purchase transaction, the outstanding common stock of Golfpromo, Inc., whose principal asset is a mailing list of golfers. The purchase price was approximately $316,000, representing the market value as at the date of issuance of 350,000 shares of the Company's common stock issued to the seller.

         The agreements for the acquisitions of B III, Play Golf Now, Inc. and Golfpromo, Inc. include a provision that if the price of the Company's common stock is less than $1.00 per share, one year from the date(s) of issuance, additional shares were to be issued to the seller(s). The Company believes that the price per share was not less than $1.00 on the applicable dates and, accordingly, no additional shares will be issued.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE B - Acquisitions (Continued)

         B III is the only one of the foregoing acquisitions which is considered material in relation to those of the Company. The following presents, on an unaudited pro forma basis, the net sales, net loss and loss per share had the B III acquisition occurred on March 1, 1997. The information for B III is based upon its unaudited financial data for the period March 1, 1998 through November 16, 1998 and for the year ended February 28, 1998. The pro forma information does not purport to be indicative of the results of operations that would have occurred had the transaction taken place at the beginning of the periods presented nor is it indicative of the expected future results of operations:

                                                    Year Ended February 28,
                                                  --------------------------
                                                      1999            1998
                                                  -----------      ---------

           Net sales                              $ 1,130,000      $ 1,242,000
                                                  ===========      ===========
           Net loss                               $(5,635,000)     $  (249,000)
                                                  ===========      ===========
           Loss per share                         $      (.62)     $      (.06)
                                                  ===========      ===========

NOTE C - Due from Factor

         B III's agreement with a factor provides for the sale of all credit approved accounts receivable of B III only at the invoice price less a factoring commission of 1.75%. Minimum factoring commissions of $15,000 a year, payable monthly are required. The agreement is automatically renewable by the Company each October 31, unless the factor gives the Company 30 - 60 days notice of cancellation prior to that date. The Company is given credit for the sale within two weeks of collection by the factor. If a receivable is not collected for any reason other than the customer's financial inability to pay, the credit approval is automatically terminated and it becomes a "client risk" receivable. A client risk receivable is a purchase by the factor with recourse and can be charged back to the Company at the factor's option. The factor may advance up to 80% of the purchase price of uncollected accounts receivable. These advances bear interest at a rate the greater of 9% or 2% above the prime rate. The factor is collateralized under this agreement by the accounts receivable, cash in banks and intangible assets of B III. At February 28, 1999 and November 30, 1999, the Company has a receivable due from the factor which bears interest at 2% below the prime rate.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE C - Due from Factor (Continued)

         In March 1999, the President of the Company personally guaranteed the above agreement.

         Accounts receivable on the consolidated balance sheet are not subject to the factoring agreement at November 30, 1999.

NOTE D - Inventory

         Inventory is summarized as follows:

                                                 February 28,       November 30,
                                                     1999               1999
                                                 ------------       ------------
           Raw materials                           $30,768            $47,739
           Work-in-process                           4,069
           Finished goods                           38,540             40,000
                                                   -------            -------
                Total                              $73,377            $87,739
                                                   =======            =======

NOTE E - Loans to/from Major Stockholder/Officer

         Loans to/from a major stockholder/officer are payable on demand with interest at 10% a year. These loans are unsecured. From February 28, 1999 to November 30, 1999, the loans receivable from the stockholder/officer were repaid and the stockholder/officer made net advances to the Company of approximately $261,000. At February 29, 2000, the net advances from the stockholder/officer were approximately $229,000.

NOTE F - Equipment

         Equipment consists of the following:

                                                February 28,     November 30,      Useful Lives
                                                    1999            1999             (Years)
                                                ------------     ------------      ------------
           Office equipment and computers        $10,515          $58,432               5
           Machinery and equipment                34,425           34,425               5
                                                  ------           ------

                   Total                          44,940           92,857

           Less accumulated depreciation           1,890            9,484
                                                  ------           ------
                   Total                         $43,050          $83,373
                                                 =======          =======

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE F - Equipment (Continued)

         Depreciation expense for the year ended February 28, 1999 and the nine months ended November 30, 1999 was $1,890 and $7,594, respectively.

NOTE G - Licensing Agreement

         In December 1998, the Company entered into a ten year licensing agreement for the services of Joe Namath to be a spokesperson to promote the Company's products. The license fee of approximately $1,586,500, which is being amortized over the life of the agreement, was paid for by the issuance of 1,200,000 shares of the Company's common stock with a market value of $1,174,500, the issuance of 600,000 shares of common stock with a market value of approximately $387,000 to two individuals who assisted in obtaining the agreement and $25,000 in cash. The amortization expense for the year ended February 28, 1999 and for the nine months ended November 30, 1999 was approximately $40,000 and $119,000, respectively. In addition, Mr. Namath is entitled to a royalty fee of 5% of the gross sales, as defined, generated from products promoted in accordance with the agreement. No royalties are due for the year ended February 28, 1999 and the nine months ended November 30, 1999.

NOTE H - Commitments

         Employment Agreements

         On June 1, 1998, the Company entered into a five year employment agreement with its President which provides for a minimum annual salary of $260,000 with annual increases of not less than four percent. However, in lieu of cash payments of $150,000 due under the agreement through December 1998, the Company issued 2,000,000 shares of common stock to its President. The $1,925,000 quoted market value of these shares on the date of issuance has been charged to operations for the year ended February 28, 1999, as officer's salary.

         On February 18, 1999, the Company entered into a one year employment agreement with the Vice President of Golfpromo, Inc., which provides for a minimum annual salary of $60,000. Additionally, the agreement provides for a bonus of five percent of sales of Golfpromo, Inc. up to $500,000 and three percent of its sales between $500,001 and $1,000,000. The agreement is renewable at the option of both parties. Golfpromo had no sales for the period ended February 28, 1999 and sales of approximately $567,000 for the nine months ended November 30, 1999. In addition, the Company agreed to continue the employment of two employees for one year at a combined annual salary of approximately $76,000.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE H - Commitments (Continued)

         Employment Agreements (Continued)

         In connection with the acquisition of Play Golf Now, Inc., the Company entered into an employment agreement with the seller for a two year period commencing on May 26, 1999 at an annual salary of $104,000.

         Lease

         In August 1999, the Company entered into a three year lease for office space in Florida. The lease can be renewed for an additional two year term. Rent is $5,000 a month with an annual cost of living increase and is subject to further adjustments for any increases in real estate taxes or insurance. The minimum annual base rentals under this lease are as follows:

           Year ending February 28:

             2000                                 $  40,000
             2001                                    60,000
             2002                                    60,000
             2003                                    20,000
                                                  ---------
                           Total                  $ 180,000
                                                  =========

         The Company's other locations are leased on a month-to-month basis. Rent expense was $15,980 for the year ended February 28, 1999 and $1,200 and $60,056 for the nine month periods ended November 30, 1998 and 1999, respectively.

NOTE I - Stockholders' Equity

         During the year ended February 28, 1999, the Company sold, under Regulation D of the Federal Securities Act, 200,000 units at $.10 a unit. Each unit consists of one share of the Company's common stock and two common stock warrants. Each warrant is for the purchase of seven shares of common stock at $.35 a share. As of November 30, 1999, 2,782,150 shares have been issued for the exercise of the warrants, warrants to purchase 350 shares are outstanding and warrants to purchase 17,500 shares have been surrendered by the holders. The Company received $979,704 in proceeds from the sale of the units and exercise of the warrants, net of offering expenses of $14,048.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 31, 1998 AND 1999 IS UNAUDITED)

NOTE I - Stockholders' Equity (Continued)

         The Company has issued shares of common stock for the following services rendered (the shares have been recorded at the quoted market value of the Company's stock) on the dates issued:

                                                              Year Ended                Nine Months Ended
                                                          February 28, 1999             November 30, 1999
                                                       -----------------------     -------------------------
                                                                       Quoted                       Quoted
                                                       Number of       Market      Number of        Market
           Shares Issued for Services                   Shares         Value        Shares          Value
           ----------------------------------          ---------    ----------     ---------      ----------
           Employment contract settlement
             (Note K)                                                                200,000      $  268,750
           Licensing agreement (Note G)                1,800,000    $1,561,576
           Board of Directors fees                       200,000       108,124        50,000          53,126
           Consulting services                         1,461,811       760,065       640,000       1,476,718
           President's wages (Note H)                  2,000,000     1,925,000
           Consulting fees - related parties*          1,325,000       820,975
           Finance costs                                                               8,000          14,688
                                                       ---------    ----------       -------      ----------
             Total                                     6,786,811    $5,175,740       898,000      $1,813,282
                                                       =========    ==========       =======      ==========

         *The Company utilized consulting services provided by certain family members of the President of the Company.

         On June 25, 1999, the stockholders of the Company approved an increase in the number of authorized shares from 20,000,000 shares to 50,000,000 shares.

NOTE J - Segments

         LCS Golf, Inc., through its subsidiaries, provides products and services to the golf playing public. The Company's two reportable business segments are managed separately based on fundamental differences in their operations. They consist of the golf related and manufacturing segments. The golf related segment commenced operations subsequent to February 28, 1999.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE J - Segments (Continued)

         The golf related segment provides diverse services through its web sites, including direct marketing services and e-mail direct marketing services, e-commerce news and information, internet access and discounts on golf products and services.

         The manufacturing segment is involved in the design, manufacture, marketing and distribution of therapeutic magnetic and specialty products. In November 1999, the Company ceased manufacturing operations and, utilizing its manufacturing assets, is outsourcing this phase of the segment.

         The following table reflects information for the segments as at February 28, 1999 and November 30, 1999 and for the nine months ended November 30, 1999, consistent with the Company's management system. These results are not necessarily a depiction that is in conformity with generally accepted accounting principles. Certain significant assets and expenditures which related to the overall management and operations of the Company are not allocated to any segment. These expenses include consulting fees of approximately $1,387,000, professional fees of approximately $351,000, settlement of claims of approximately $433,000 and general corporate salaries of approximately $200,000. The Golf related segment of the Company had no operations for the year ended February 28, 1999.

                                                                                                    Unallocated
                                                               Golf                                 Management/
                                              Total          Related            Manufacturing       Operations
                                           -----------      ----------          -------------       -----------
           Total assets:
             February 28, 1999             $ 3,942,170      $1,152,037           $   623,624        $ 2,166,509
             November 30, 1999               3,266,680       1,290,773               536,760          1,439,147
                                           -----------      ----------           -----------        -----------
           (Decrease) increase
             in total assets               $  (675,490)     $  138,736           $   (86,864)       $  (727,362)
                                           ===========      ==========           ===========        ===========
           Sales                           $ 1,664,795      $  662,243           $ 1,002,552
                                           ===========      ==========           ===========
           Net (loss)                      $(3,129,088)     $  (73,558)          $  (454,698)       $(2,600,832)
                                           ===========      ==========           ===========        ===========

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE K - Claim Settlement

         During January 2000, the Company reached a final settlement of a claim from a former employee of LCS New York. The Company issued 200,000 shares of common stock in October 1999 and an additional 170,000 shares of common stock in January 2000. The market value of these shares of approximately $403,000 has been reflected in the November 30, 1999 financial statements. These shares are restricted and have piggyback registration rights should the Company file a registration statement with the SEC, subject to the agreement of the managing underwriter.

NOTE L - Subsequent Events

         On February 16, 2000, the Company borrowed $500,000 from an internet marketing and development company (the "lender") in the form of a convertible promissory note. The note is due on demand at any time after August 16, 2000 and is convertible into 500,000 shares of common stock of the Company at any time prior to repayment. Any shares issued by the Company will have registration and piggyback registration rights and are subject to anti-dilution adjustments in certain cases. If any additional shares are issued under the anti-dilution provisions, the Company will have a one-time repurchase right at a $1.00 per share during the twelve month period following the date of conversion of the note. The note is without interest until the earlier of August 17, 2000 or an event of default under the note. Interest to be charged will be at prime plus 4%, not to exceed 14%. The note may be prepaid at anytime after giving 15 days prior written notice. The note is secured by the Company's database and all related records, contract rights and intangibles which has been delivered to the lender and must be updated upon request, until the obligation has been paid. If the Company should be in default under this agreement, the lender can use the database and related items for a period of ten years for a fee of $5,000 a month.

         The Company also entered into a two year marketing agreement with the lender to develop programs to market products and services and send promotional e-mails to the visitors and customers of the Company's websites. The lender will pay the Company $.25 for each individual who "opts in" to be registered with the lender at its site. Revenues generated from these programs (less direct "out-of-pocket" costs, including royalties, cost of producing the marketing materials and other expenses directly related to the programs) will be divided equally and distributed quarterly less any required reserves.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE L - Subsequent Events (Continued)

         In connection with the marketing agreement, the Company issued two year options to purchase 100,000 shares of the Company's common stock at $1.00 a share and 100,000 shares at $2.00 per share. These options are subject to certain anti-dilution provisions and provide registration rights for the underlying shares. The agreement can be terminated in the event of a default under the agreement by either party which is not corrected within 30 days after notice is given.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      /s/ Dr. Michael Mitchell, President
                                      -----------------------------------
                                      By: Dr. Michael Mitchell, President
                                      Dated: April 7, 2000

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

--------------------------------------------------------------------------------
Exhibit
Number     Description
--------------------------------------------------------------------------------
2.1        Linkun Holding Company (as filed in the Form 10-SB filing on 12/9/99)
--------------------------------------------------------------------------------
2.2        LCS Golf, Inc. Merger (as filed in the Form 10-SB filing on 12/9/99)
--------------------------------------------------------------------------------
2.3        Golf Universe, Inc. (as filed in the Form 10-SB filing on 12/9/99)
--------------------------------------------------------------------------------
2.4        Mr. "B" III, Inc. (as filed in the Form 10-SB filing on 12/9/99)
--------------------------------------------------------------------------------
2.5        GolfPromo, Inc. (as filed in the Form 10-SB filing on 12/9/99)
--------------------------------------------------------------------------------
2.6        Play Golf Now, Inc. (as filed in the Form 10-SB filing on 12/9/99)
--------------------------------------------------------------------------------
3.1        Articles of Incorporation (as filed in the Form 10-SB filing on
           12/9/99)
--------------------------------------------------------------------------------
3.2        By-laws (as filed in the Form 10-SB filing on 12/9/99)
--------------------------------------------------------------------------------
4.1 Form of Common Stock Certificate (as filed in the Form 10-SB filing on 12/9/99)
--------------------------------------------------------------------------------
10.1       Namath Agreement
--------------------------------------------------------------------------------
10.2A      Quintel Loan Agreement
--------------------------------------------------------------------------------
10.2B      Quintel Convertible Promissory Note
--------------------------------------------------------------------------------
10.2C      Quintel Security Agreement
--------------------------------------------------------------------------------
10.2D      Quintel License Agreement
--------------------------------------------------------------------------------
10.2E      Quintel Marketing Agreement
--------------------------------------------------------------------------------
10.2F      Quintel Registration Rights Agreement
--------------------------------------------------------------------------------
21         Subsidiaries of the Registrant
--------------------------------------------------------------------------------
27         Financial Data Schedule
--------------------------------------------------------------------------------